

Mail Stop 3561

January 6, 2009

By Facsimile and U.S. Mail

Mr. Martin A. Berns
President and Chief Executive Officer
MediaNet Group Technologies, Inc.
8655 Via De Ventura
Suite G-200
Scottsdale, AZ 85258

> **Re:** **MediaNet Group Technologies, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 11, 2008**
> **File No. 0-49801**

Dear Mr. Berns:

We have reviewed your supplemental response letter dated December 23, 2008 as well as your filing and have the following comments. As noted in our comment letter dated October 31, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Consolidated Balance Sheets, page F-2

1. The Form 10-Q as of September 30, 2008 discloses you net a cash trust account against the loyalty point liability. To the extent that cash in trust accounts are segregated for redemption and subject to security interests please tell us your accounting basis for presenting the cash on a net basis rather than gross restricted cash. Based on your conclusion please confirm in your response you will disclose in future filings that these funds are neither restricted nor subject to security interests or present the funds on a gross basis, as applicable.

Notes to the Consolidated Financial Statements, page F-6
Summary of Significant Accounting Policies, page F-6

2. We note your response to comment five in our letter dated October 31, 2008. The website Bigbrandmall.com states that gift cards purchases are funded from cash or reward points from members. Please explain why you incur costs purchasing gift cards

and also provide us with an itemization of the components in cost of sales as of December 31, 2007 and 2006. Please also provide us with an example of your proposed policy note. Based on your response to comment seven we expect a substantial portion of cost of sales to be directly related to gift card revenue since you state that loyalty points and website design revenues are presented net of related commissions.

3.   We note your response to comment six in our letter dated October 31, 2008. Please explain how you determine that you satisfied the substantially complete notion, as described within SAB Topic 13A.3.c., on the 45th day after a sale. You are still required to account for accumulating, unredeemed member rewards for up to two years before the initial expiration term. Until these rewards are delivered and redeemed it would appear you have a significant, unfilled obligation that may require deferral of a portion or all revenue until rewards are redeemed. Please advise.

4.   We note your response to comment seven in our letter dated October 31, 2008. The last paragraph on page 14 discloses that operating expenses includes commission expense. Based on your response we assume all commissions paid to either members, merchants or merchant providers are netted against loyalty point and website design revenues. Please clarify this disclosure and confirm our understanding of all gross and net amounts.

5.   Also, please parenthetically state amounts as net in the statement of operations and disclose your policy and the components within netted amounts in future filings. See paragraph 20 of EITF 99-19.

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 if you have any other questions.

                                        Sincerely,

                                        Andrew Mew
                                        Accounting Branch Chief